NO ACT

DC PE 1-8-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041715

March 6, 2008

Received SEC
MAR 06 2008
Washington, DC 20549

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/6/2008

Gregg M. Larson
Deputy General Counsel and
Secretary
3M Legal Affairs
Office of General Counsel
3M Company
P.O. Box 33428
St. Paul, MN 55133

Re: 3M Company
Incoming letter dated January 8, 2008

Dear Mr. Larson:

This is in response to your letter dated January 8, 2008 concerning the shareholder proposal submitted to 3M by Anthony P. Manzara. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

cc: Anthony P. Manzara
5050 Kirkwood Avenue North
Lake Elmo, MN 55042

Gregg M. Larson
Deputy General Counsel and
Secretary

3M Legal Affairs
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133 3428 USA
Telephone: 651.733.2204
Facsimile: 651.737.2553
Email: gmlarson@mmm.com

3M

January 8, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549
BY EMAIL: cfletters@sec.gov

Re: *3M Company*
Securities Exchange Act of 1934, Rule 14a-8;
Stockholder Proposal Submitted by Anthony P. Manzara

Ladies and Gentlemen:

This letter is to inform you that 3M Company, a Delaware corporation ("3M" or the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Anthony P. Manzara (the "Proponent").

In accordance with Rule 14a-8(j) of the Exchange Act, I have (i) enclosed six copies of this letter and its attachments; (ii) concurrently sent copies of this correspondence to the Proponent; and (iii) filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before 3M intends to file its definitive 2008 Proxy Materials with the Commission.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

I. THE PROPOSAL

Although a copy of the Proposal is attached, for ease of reference, the proposed resolution included with the Proposal reads as follows:

Resolved, the variable compensation of high-level 3M employees will be tied to the present performance of the business they led five years ago. This linkage will improve strategic plans and succession choices. The Board of Directors shall direct the Compensation Committee to replace all existing variable compensation schemes (such as profit sharing, variable stock options, PUP, and others) for Line employees of level L-3 (variously known as Business Director, Marketing Director, Technical Director, etc.) and above with a formula indexed to the current year's performance of the business unit where that employee worked five years ago. The formula and indexing system may be different for different levels in the hierarchy, but shall be the same for all employees at a particular level. It shall be based on sales volume, operating income, economic profit, other suitable index, or some combination of these figures. For covered employees having less than 5 years of 3M service, variable compensation is to be indexed to the total Company results in the same manner.

Variable pay for Staff employees of level L-3 and higher shall be indexed to the level of service provided by their organization in the past year, as determined by results of a survey across the company administered under the direction of the Corporate Secretary. Attributes such as Effective, Timely, Knowledgeable, Helpful, and User-Friendly could be measured. In this way, corporate services groups will compete against each other in value to the Company, not in cost-cutting.

Line employees are defined as members of Divisions, "Big Businesses", and other operating units responsible for selling to outside customers, and Staff employees are defined as members of organizations which provide services to these operating units or to all parts of the Company. If the organization in which the covered employee worked five years ago is no longer part of 3M, that employee's variable compensation will be indexed to the total Company results but paid as 50% of what that employee's level would normally enjoy.

II. BASIS FOR EXCLUSION

3M believes that it may omit the Proposal under Rules 14a-8(i)(7), 14a-8(i)(2), 14a-8(i)(4) and 14a-8(i)(6), for the reasons set forth below.

1. Rule 14a-8(i)(7) - The Proposal Relates to Conduct of Ordinary Business Operations

Under Rule 14a-8(i)(7), a registrant may properly exclude a proposal dealing with a matter relating to the conduct of the registrant's ordinary business operations. The Commission has defined this exclusion to include proposals relating to "general compensation issues." See *Lucent Technologies Inc.* (Nov. 6, 2001) and *CoBancorp Inc.* (Feb. 22, 1996). The Staff has clearly stated that it agrees "with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on Rule 14a-8(i)(7)." Staff Legal Bulletin No. 14A (July 12, 2002). However, proposals relating to senior executive compensation issues are not excludable. See *Xerox*

Corp. (Mar. 25, 1993). The distinction between senior executive compensation and general compensation issues represents the Staff's view that only senior executive compensation proposals have "significant, policy implications" and therefore must be included in a company's proxy materials. Exchange Act Release No. 12999 (Nov. 22, 1976).

3M believes that it may exclude the Proposal because it clearly targets compensation policies and practices far broader than those relating to senior executive compensation. In fact, the Proposal does not purport to be one limited to executive compensation, as throughout the Proposal and its supporting statement, the term "executive" is not used even once. Instead, the Proposal is about "the variable compensation of high-level 3M employees", that the Proposal defines as "Line employees of level L-3 ... and above" and "Staff employees of level L-3 and higher." Employees having a job grade level L-3 and above in 3M would include, in addition to the few senior executives, several hundreds working in our business units and staff organizations around the world, in functions such as sales, marketing, manufacturing, research and development, technical, human resources and other professional functions, some of whom do not have management responsibilities. The Staff has taken the position that shareholder proposals that are not limited to matters of executive compensation, relate to the conduct of a company's ordinary business operations, and has permitted the exclusion under Rule 14a-8(i)(7) of proposals relating to compensation of much narrower classes of employees than that found in this Proposal. A few years ago, 3M received a shareholder proposal seeking to limit the total compensation annual percentage increase for its "top 40 executives" and to cap the total annual compensation of its CEO. The Staff permitted the exclusion of that proposal as relating to ordinary business operations (i.e., general compensation matters). *Minnesota Mining and Mfg. Co.* (March 4, 1999). See also *Alliant Energy Corporation* (Feb. 4, 2004) (proposal determining the compensation of the president, "all levels of vice presidents," the CEO, CFO and "all levels of top management" based on a specified formula excludable); *Ascential Software Corp.* (April 4, 2003) (exclusion of proposal addressing compensation policies and practices beyond senior executive compensation permitted); *Lucent Technologies* (Nov. 6, 2001) (exclusion of proposal restricting compensation paid to "ALL officers and directors" permitted); *FPL Group, Inc.* (Feb. 3, 1997) (proposal restricting compensation paid to "middle and executive management" excludable).

With its stated focus on employee compensation which is far beyond merely the executive compensation, the Proposal also seeks to "micro-manage" the important yet routine business matter of employee compensation that is entrusted to the corporate management. The Proposal sets forth a formula, linking the "variable compensation of high-level 3M employees" to the "present performance of the business they led five years ago," because such "linkage will improve strategic plans and succession choices." As for "Staff employees", their variable pay "shall be indexed to the level of service provided by their organization in the past year", so that "corporate services groups will compete against each other in value to the Company, not in cost-cutting." The responsibilities of strategic plans, succession choices, cost management and employee compensation fall squarely under the ordinary business operations and are necessarily entrusted to corporate management who has the knowledge of competitive conditions, employee performance and incentives and other expertise to take appropriate actions.

In Exchange Act Release No. 40018 (May 21, 1998), the Commission explained that the general underlying policy of the exclusion based on ordinary business operations is consistent with the policy of most state corporate laws: viz., "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders' meeting." The Commission further explained that that the ordinary business exclusion rests on two principal considerations: The first relates to certain tasks that are so fundamental to the Board of Directors' and management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration "relates to the degree to which the proposal attempts to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The formula and indexing system for variable compensation required by the Proposal is one such attempt to "micro-manage" the Company's employee compensation polices and practices that is excludable. See *W.R. Grace & Co.*, (Feb. 29, 1996) (proposal seeking creation of a "high performance work place" not linked to executive compensation excludable); *Alliant Energy Corporation* (Feb. 4, 2004) (proposal using a specified formula linking "management employee" future salary increase to "effective operation of the business, resulting in improved profit and increased dividends" excludable under Rule 14a-8(i)(7)).

Rather than a policy limited to the senior executive compensation, this Proposal seeks to set 3M general compensation policies and guidelines, an implementation of which would impact numerous 3M employees who are not senior executives. Given the nature of the Proposal that is not specifically limited to senior executive compensation and, rather, is directed at 3M's ordinary business operations, this Proposal is indeed just the type of "ordinary business" the Staff has intended to allow to be excluded under Rule 14a-8(i)(7).

2. Rule 14a-8(i)(2) – The Proposal Would Cause the Company To Violate State Law

Rule 14a-8(i)(2) permits a registrant to omit from its proxy materials those shareholder proposals and supporting statements that "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Proposal requires that "all existing variable compensation schemes (such as profit sharing, variable stock options, PUP, and others)" for "high-level 3M employees" be replaced by a specified formula. Implementing the Proposal would require 3M to breach its obligations under existing employment arrangements and outstanding awards made under its incentive compensation plans. For example, awards have been granted under the company's Performance Unit Plan (PUP) pursuant to annual grants, which provide for the payment of certain sums to such employees over a period of years upon achieving certain performance goals. Breach of a contract constitutes a violation of Minnesota contract law, and monetary damages, restitution, or specific performance may be awarded for the breach. *Craigmile v. Sorenson*, 80 N.W. 2d 45 (1956). The Staff has long recognized that a proposal that would require the issuer to breach existing agreements is excludable under 14a-8(i)(2). See, e.g., *General Motors Corp.* (March 4, 1996) (proposal to reduce salaries, freeze bonuses excludable as violating state law by breaching existing contracts); *International Business Machines Corp.* (Dec. 15, 1995) (proposal to amend company charter to set specified compensation levels for top officers, excludable as breaching existing contracts); *CoBancorp Inc.,* (Feb. 22, 1996) (proposal requesting rescission of the company's long-term incentive plan excludable as breach of contract); *FPL Group, Inc.* (Feb. 12, 1996) (proposal to reduce compensation of executive and management personnel excludable).

The Proposal can be omitted under Rule 14a-8(i)(2) because, if implemented, the proposal would cause 3M, a Delaware corporation with its principal place of business in Minnesota, to breach existing employment and award agreements, and therefore violate state law.

3. Rule 14a-8(i)(6) – The Proposal Is Beyond the Company's Power or Authority To Implement

3M also intends to omit the Proposal under Rule 14a-8(i)(6) which allows exclusion of a shareholder proposal from proxy materials "if the company would lack the power or authority to implement the proposal." 3M is unable to implement the Proposal because 3M is obligated to compensate certain employees according to the terms of employment and incentive compensation agreements currently in effect. The Commission previously has granted no-action requests if the registrant could not comply with a shareholder proposal because the proposal would cause the registrant to breach a contract, and therefore be beyond the registrant's power to effectuate. See *Texas Meridian Resources Corp.,* (Mar. 18, 1996) (seeking to omit proposal requesting that the compensation of CEO and president be linked with the average salaries of other executives as breach of employment contracts); *CoBancorp Inc.*, (Feb. 22, 1996) (agreeing that proposal requesting rescission of the Company's Long-Term Incentive Plan is excludable). Because 3M is not permitted to alter these binding agreements unilaterally, the Proposal is beyond 3M's power to effectuate.

4. Rule 14a-8(i)(4) –The Proposal Is Designed To Further A Personal Interest Which Is Not Shared by Other Shareholders At Large

3M also intends to omit the Proposal under Rule 14a-8(i)(4) which allows the exclusion of shareholder proposals that are (a) related to the redress of a personal claim or grievance against a company or any other person, or (b) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareholders at large do not share. The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983).

In his supporting statement to the Proposal, the Proponent states that, as a current 3M employee, he is "unlikely to reach the L-3 level" and that his "only material interests in this proposal are to enhance the value of my employment experience and raise the price of my stock." Therefore, the Proposal qualifies as an attempt by the Proponent to further a personal interest and obtain a personal benefit (i.e., enhance the value of his employment experience) that is not shared by other 3M shareholders at large and, as such, should be excludable under Rule 14(a)-8(i)(4).

CONCLUSION

Based on the foregoing analysis, 3M respectfully requests that the Staff concur that it will take no action if 3M excludes the Proposal from its 2008 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. I would be happy to provide you with any additional information and answer any questions. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If I can be of any further assistance in this matter, please do not hesitate to call me at 651-733-2204.

Sincerely,

Gregg M. Larson

cc: Mr. Anthony P. Manzara

Gregg M. Larson
Deputy General Counsel and Secretary
3M Company, 3M Center, Building 0220-13-W-39
St. Paul, MN 55144-1000

November 19, 2007

RECEIVED
NOV 19 2007
Gregg M. Larson

Dear Sir,

In accordance with the published requirements for submission of stockholder proposals for the 2008 Annual Meeting, I am sending you this Proposal:

Resolved, the variable compensation of high-level 3M employees will be tied to the present performance of the business they led five years ago. This linkage will improve strategic plans and succession choices. The Board of Directors shall direct the Compensation Committee to replace all existing variable compensation schemes (such as profit sharing, variable stock options, PUP, and others) for Line employees of level L-3 (variously known as Business Director, Marketing Director, Technical Director, etc.) and above with a formula indexed to the current year's performance of the business unit where that employee worked five years ago. The formula and indexing system may be different for different levels in the hierarchy, but shall be the same for all employees at a particular level. It shall be based on sales volume, operating income, economic profit, other suitable index, or some combination of these figures. For covered employees having less than 5 years of 3M service, variable compensation is to be indexed to the total Company results in the same manner.

Variable pay for Staff employees of level L-3 and higher shall be indexed to the level of service provided by their organization in the past year, as determined by results of a survey across the company administered under the direction of the Corporate Secretary. Attributes such as Effective, Timely, Knowledgeable, Helpful, and User-Friendly could be measured. In this way, corporate services groups will compete against each other in value to the Company, not in cost-cutting.

Line employees are defined as members of Divisions, "Big Businesses", and other operating units responsible for selling to outside customers, and Staff employees are defined as members of organizations which provide services to these operating units or to all parts of the Company. If the organization in which the covered employee worked five years ago is no longer part of 3M, that employee's variable compensation will be indexed to the total Company results but paid as 50% of what that employee's level would normally enjoy. (328 words)

Rule 14a-8(b) statement – I have held over $2000 in market value of 3M shares for many years, and intend to continue holding at least this amount of 3M stock through the date of the upcoming Meeting. Attached please find copies of "Book Entry – Direct Registration" statements from Wells Fargo for November 2006 and October 2007, and my latest brokerage account statement to document this fact.

The following information is provided in accordance with the bylaws of 3M Company as amended November 11, 2002: I am currently the owner of approximately 835 shares of 3M Common Stock held jointly with my wife Anthony P. and Sarah E. Manzara, 5050 Kirkwood Avenue North, Lake Elmo, MN 55042. These shares are held in a Wells-Fargo Brokerage Account. We also hold about 1268 shares of 3M Common Stock in Book Entry / Dividend Reinvestment by Wells-Fargo. Some of these shares may be donated before the 2008 Annual Meeting, but I am buying more through the GESPP system. I also have a number of shares held in the 3M VIP plan, and a number of stock option grants, both exercisable and not yet exercisable.

Since I am currently a 3M employee, and unlikely to reach the L-3 level, my only material interests in this proposal are to enhance the value of my employment experience and raise the price of my stock. I would present this proposal at the Annual Meeting.

If this information is incomplete, please let me know.
Yours truly,

Anthony P. Manzara,
5050 Kirkwood Avenue North
Lake Elmo, MN 55042
651-439-0389

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 6, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: 3M Company
Incoming letter dated January 8, 2008

The proposal relates to the compensation of high-level 3M employees, including Line employees and Staff employees, as those terms are defined in the proposal.

There appears to be some basis for your view that 3M may exclude the proposal under rule 14a-8(i)(7), as relating to 3M's ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if 3M omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which 3M relies.

Sincerely,

Greg Belliston
Special Counsel

END